Exhibit 9.1

Iroquois Valley Farmland REIT, PBC (the “Company”)

Amended and Restated
Stock Redemption Program

Dated as of: April 24, 2024

1.	Purpose. The purpose of the Stock Redemption Program is to provide limited interim liquidity for the Company’s stockholders (under the conditions and limitations set forth below) until a liquidity event occurs. Without the Stock Redemption Program, stockholders in the Company would generally be required to hold their shares of common stock for an indefinite time period because (a) there is no established trading market for the shares, (b) the Company does not anticipate that a secondary trading market for the shares will develop, and (c) the Company does not have a pre-established liquidation date or other anticipated liquidity event (such as listing the shares on a securities exchange, merger with a publicly traded company or sale in a privately negotiated transaction.)
2.	Participation. The Stock Redemption Program is open to all stockholders.
3.	5 Year Minimum Holding Period. Shares must be held for at least 5 years prior to the first day of the applicable redemption period in order to be eligible for redemption. Any shares issued to a stockholder as a result of participation in the Company’s Dividend Reinvestment Program shall be considered held since the date that the original shares resulting in the dividend were purchased, not the date of the dividend itself.
4.	Minimum Redemption Amount. Stockholders must redeem a minimum of 100 shares of common stock to participate in the Stock Redemption Program. If a stockholder owns less than 100 shares or would own less than 100 shares following their proposed redemption, the stockholder may participate so long as the stockholder redeems all of the shares that they own.
5.	Timing. The Stock Redemption Program is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Board of Directors (the “Board”), in the Board’s sole discretion. Stockholders can tender their shares of common stock at any time during the period in which redemption periods are open.
There will be 4 redemption periods every 12 months, each running for a 3-month period: January 16-April 15, April 16-July 15, July 16-October 15, and October 16-January 15. Stockholders may withdraw a request for redemption at any time in writing delivered to the Company at least 10 calendar days prior to the end of the applicable redemption period.
The Company will issue payments for redeemed shares within 3 business days after the end of the applicable redemption period, or up to 5 business days where there is an oversubscription in a given redemption period. All shares of common stock redeemed by the Company through the Stock Redemption Program will be immediately cancelled and returned to the status of authorized but unissued shares.
6.	Repurchase Price. The repurchase price will be based on the current Board-approved offering price for shares of the Company’s common stock. The Company currently reviews and announces a new share offering price twice a year, typically in late April and late October, although the timing and pace of such share price changes may be altered in the future. Any change in the share offering price is announced through Current Report on SEC Form 1-U, by sending a notice to all shareholders, and posting the revised share price on the Company’s website. The repurchase price will not be changed within the last 30 calendar days of any redemption period.
At no time will the repurchase price per share offered by the Company under this Stock Redemption program exceed the current Board-approved share offering price. The repurchase price will be the same for all shares redeemed during a given redemption period. The repurchase price will be paid in cash.
7.	Number of Shares Repurchased by the Company. The number of shares to be repurchased by the Company under each quarterly redemption will be no more than 1.5% (or approximately 6% annually) of the number of shares of common stock of the Company outstanding as of the first day of the applicable redemption period. If the date that is used to determine the number of shares that can be redeemed falls on a Saturday, Sunday, or holiday then the calculation shall be made on the next succeeding business day.

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8.	Oversubscription. If Company stockholders seek to redeem more shares than are offered by the Board for redemption in a given redemption period, the Company will make redemptions on a pro rata basis. A shareholder whose entire redemption request is not honored shall be automatically considered to have made a redemption request for the remaining shares in the subsequent redemption period, subject to their right to withdraw such a request.
9.	Disclosure. All material information relating to the Stock Redemption Program will be fully and timely disclosed (a) to the Company’s stockholders and (b) in the Company’s Regulation A+, Tier II offering materials. Modifications, suspensions, or terminations of the Stock Redemption Program will be promptly disclosed in a Current Reports filed with the SEC prior to the effective date of the modification, suspension, or termination.
10.	Non-Solicitation. Stockholders desiring to submit for redemption all or a portion of their shares of common stock will do so of their own volition and not at the behest of, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Stock Redemption Program will be ministerial.
11.	No Trading Market. The Company is structured as a perpetual entity and has no current plans to list its shares of common stock on an exchange or other trading market. No established regular trading market for the Company’s shares of common stock currently exists. The Stock Redemption Program will be terminated if the Company’s shares of common stock are listed on a national securities exchange or included for quotation in a national securities market, or if a secondary market for the Company’s shares of common stock develops.
12.	Board of Director Approval. The Board will approve and adopt the Stock Redemption Program and amendments to or suspension or termination of the Stock Redemption Program. A determination by the Board to terminate, amend or suspend the Stock Redemption Program will require the affirmative vote of a majority of the members of the Board.
13.	Regulatory Compliance. The Stock Redemption Plan is intended to allow the Company to make repurchases of shares of its common stock in a manner that such redemptions do not constitute an issuer tender offer subject to the Exchange Act Rule 13e-4. Furthermore, the Stock Redemption Plan is also intended to be exempt from Rule 102 of Regulation M to permit the Company to repurchase its shares of common stock while the Company is engaged in a distribution of shares of common stock. The Company intends to take action requested by the SEC to be in conformity with the foregoing.

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